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Owner of Your Private Italy

Salerno, Campania, Italy · 500+ connections · Contact info

Your Private Italy

James Madison University

Experience

Owner
Your Private Italy
Sep 2007 – Present · 13 yrs 8 mos
Salerno, Italy

Your Private Italy is a luxury travel, destination management specialist to Italy, custom designing inimitable Italian experiences for the educated tourist, looking to experience Italy in a truly distinctive and authentic manner.

Owner
WorldLink Education LLC
2001 – Present · 20 yrs
Annapolis, Maryland

Dedicated to advanced education for aspiring, young culinarians, WorldLink Education specializes in professional, workforce development by placing students in kitchens of Michelin Star restaurants & 5-Star Hotels in Italy as culinary interns.

Partner
Casa Tua Gastronomia Italiana
May 2010 – Present · 11 yrs
Panama City, Panama

Casa Tua is an Italian restaurant specializing in authentic recipes and boutique Italian wines. Casa Tua is located in Panama City, Panama.

Education

James Madison University
Bachelor of Arts, English Literature

Skills & endorsements

Hotels · 38
Scott Warner and 37 connections have given endorsements for this skill

Tourism · 20
Endorsed by **Simona Ferro and 3 others who are highly skilled at this**

Restaurants · 20
Brad Herrell and 19 connections have given endorsements for this skill

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Recommendations

Received (0) Given (2)

BAR-JAY MAX!M aka Massimiliano Mariano
DISC & DRINK MIXOLOGIST presso BAR-JAY MAX!M
July 7, 2012, Seth was a client of BAR-JAY MAX!M aka's

I've had the pleasure to work with Massimiliano for several years with some of our most important and highest profile clients at Your Private Italy. He has opened our eyes to innovation, is exhausting in every detail, and is a master of execution. He is truly original in his concept and I cannot but sing the highest praises.

Alessandro Mapelli
International expert in luxury travel and transportation - 28 years experience
May 8, 2010, Seth was a client of Alessandro's

As owner and acting President of Your Private Italy LLC, a unique travel service provider specializing in very niche, tailor-made vacations to Italy, it is fundamental to identify THE best sector specialists to guarantee the quality and execution of service we propose and that which our celebrity clients require. ... See more

Interests

Travel Media Pros
8,202 members

James Madison University
133,843 followers

Travel Technology Association
6,224 members

Sea to City Travels
111 followers

Richard Branson
Founder at Virgin Group
18,493,324 followers

The Bar & Restaurant Owners Group
12,465 members

See all